                                                                    EXHIBIT 99.1

                                                            Corporate Disclosure
                                                           [English Translation]
                                                               February 14, 2005

SUBSCRIBER NUMBERS FOR FEBRUARY 2005

1. BROADBAND

                                              Product                  Subscriber
                                              -------                  ----------
Residential                                   ADSL                       948,139
                                              Cable Modem              1,423,656
                                              SUB-TOTAL                2,371,795

Corporate                                     ADSL                        18,255
                                              Cable Modem                  1,098
                                              SUB-TOTAL                   19,353

VDSL                                                                     281,437
B-WLL                                                                     19,258
Wireless LAN                                                              36,607
TOTAL                                                                  2,728,450
NET ADDITION                                                             -20,484

2. VOICE

                                              Product                    Line
                                              -------                  ---------
Residential                                                            1,108,111
Corporate                                                                313,527
TOTAL                                                                  1,421,638
NET ADDITION                                                               8,365




3. LEASED LINE

                                              Product                  Subscriber
                                              -------                  ----------
Ordinary leased line                                                       3,463
Internet-dedicated leased line                                             2,786
Internet-dedicated leased line (B-WLL)                                         8
International Leased Line                                                     50
TOTAL                                                                      6,307
NET ADDITION                                                                 250

4. GRAND TOTAL

TOTAL                                                                  4,156,395
NET ADDITION                                                             -11,869